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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF OCTOBER 1999


                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)


                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)


               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                         Form 20-F  x        Form 40-F
                                   ----                ----

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes          No   x
                                    -----        -----

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


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                              WILLIS GROUP LIMITED

Ernst & Young ("E&Y") resigned as the auditor of Willis Group Limited (the "Company") effective from 14 October 1999. Effective from the same date Deloitte & Touche ("Deloitte") was engaged as the Company's auditor. Deloitte has a historical relationship with Kohlberg Kravis Roberts & Co. L. P., which formed Trinity Acquisition plc, which acquired the Company in September 1998. This change in auditors was approved by the Company's Board of Directors.

There was no adverse opinion or disclaimer of opinion in E&Y's reports on the Company's financial statements for the two most recent fiscal years and subsequent interim periods preceding the resignation of E&Y, nor was any such report qualified or modified as contemplated by Item 304(a)(1)(ii) of Regulation S-K.

There were no disagreements as contemplated by Item 304(a)(1)(iv) of Regulation S-K during the two most recent fiscal years and subsequent interim periods preceding the resignation of E&Y. E&Y has been authorised to fully respond to any enquiries from Deloitte.

During the years ended December 31, 1997 and 1998 and subsequent interim periods, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K and the Company did not consult with Deloitte regarding the application of accounting principles to any specified transaction or regarding the type of audit opinion described in Item 304(a)(2)(I).

E&Y and Deloitte were given the opportunity to review the above statements.

                                                               14 October 1999


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        WILLIS GROUP LIMITED

                                        By: /s/ Bart R. Schwartz
                                           ------------------------------------
                                           Bart R. Schwartz
                                           Assistant Secretary


Date: October 14, 1999